                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                     600 GRANT STREET PITTSBURGH, PA 15219
         (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

4.   Notes to Financial Statements

5.   Supplemental Schedule of Assets (Held at End of Year)

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated June 24, 2005 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By:  /s/ RANDOLPH W. KEUCH
                                             ...................................
                                                   Randolph W. Keuch
                                                   Vice President, Total Rewards



June 28, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Participants and the
H. J. Heinz Company Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 24, 2005

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      December 31,
                                                            --------------------------------
                                                               2004                 2003
                                                            -----------          -----------
     Assets:

        Investment in Master Trust  (Note 7)                $44,399,600           $78,946,768

        Cash Equivalents                                        190,215                    --

        Participant Loans                                        22,464                40,173

        Contributions receivable:
            Employee                                            398,806               645,786
            Employer                                            194,949               420,615
                                                            -----------           -----------
                Total contributions receivable                  593,755             1,066,401
                                                            -----------            -----------


                Total Assets                                 45,206,034            80,053,342
                                                            -----------           -----------
      Liabilities:

         Accrued administrative expenses                          6,057                    --
                                                            -----------           -----------
                Total Liabilities                                 6,057                    --
                                                            -----------           -----------
     Net Assets Available for Benefits                      $45,199,977           $80,053,342
                                                            ===========           ===========








    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2004


     Net change in Investment
         in Master Trust (Note 7)                    $ 1,530,505

     Participant Loan Repayments                         (17,709)

     Additions:
        Participant contributions                      4,287,797
        Employer contributions, net                    2,464,421

                                                     -----------
                Total additions                        6,752,218
                                                     -----------

     Deductions:
        Distributions                                  5,405,822
        Administrative expenses                           42,829
                                                     -----------
                Total deductions                       5,448,651
                                                     -----------


     Transferred to other plans (Note 8)              37,669,728

     Net decrease in net assets available
        for benefits for the year                    (34,853,365)

     Net assets available for benefits at
        the beginning of the year                     80,053,342

     Net assets available for benefits at            -----------
        the end of the year                          $45,199,977
                                                     ===========



    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY SAVER PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

       The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           General

       The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

       Effective January 1, 2004, the Board appointed Mellon Bank, N.A. as trustee ("Trustee") of the Plan. During 2003, Fidelity Management Trust Company was the trustee of the Plan.

           Eligibility

       Regular full time employees are eligible to participate in the Plan upon completion of a probationary period.

           Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           Investment Risks

       The Plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

           Contributions

       Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 20% of their compensation. A participant may make contributions into one or more of the investment funds as described in Note 4, in whole percentages, of not less than 1% of earnings.

       Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $13,000 ($16,000 if over age 50) in 2004 and $12,000 ($14,000 if over age 50) in 2003. A participant affected by these limitations will be given timely notification by the Committee.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


           Contributions (continued)

       Participating locations may make matching contributions in the form of company stock, on a monthly basis. The Board makes the determination of the amount of such contribution after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants. For the years ended December 31, 2004, the matching contribution amounts at various divisions or plants of divisions ranged from $.50 to $1.00 for each tax deferred dollar (up to 3% of participants' earnings). In 2003, the match ranged from $.15 for each tax deferred dollar (up to 5% of participants' earnings) to $1.00 for each tax deferred dollar (up to 3% of participants' earnings). The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant

       Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contributions were $657,371 for the year ended December 31, 2004 and $623,177 for the year ended December 31, 2003.

       At certain locations, the Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds described in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over.

       A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

           Participant Accounts

       Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

       The value of a participant's tax deferred account, after tax account, and rollover account is fully vested at all times.

       A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of three years of service, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of five years of service, attainment of age 65, disability, or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Withdrawals and Distributions

       A participant may elect to withdraw from their after tax or rollover account up to 100% of their account balance.

       A participant's tax deferred contributions will be available for withdrawal if:

           (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

           (b)     The participant has attained age 59 1/2.

       A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

       A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

       A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

           Loans

       The granting of additional participant loans is prohibited by the Plan. The interest rates for all outstanding loans for the years ended December 31, 2004 and 2003 ranged from 5.5% to 11.0%.

       Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal will be allocated first to the participant's after tax account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.

           Termination

       The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

           Administration Expenses

       The Trustees may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust Funds unless paid by the Company. Beginning in 2004, expenses will be paid from plan assets up to a maximum of 10 basis points of the net asset value during the plan year. The Company will pay the expenses in excess of 10 basis points. For the years ended December 31, 2004 and 2003, Plan expenses were $42,829 and $150,000 respectively. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the ratio of the individual fund as a percentage of the total asset value of the Plan's funds. During 2003, the first $150,000 of annual administrative expenses was paid from Plan assets.

           Cash Equivalents

       Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

       Investments in the Master Trust are valued as follows:

       The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

       Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

       Temporary investments in short-term investment funds are valued at cost, which approximates market value.

       Other

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year and participant loan repayments.

       Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) FEDERAL INCOME TAXES:

       The IRS has made a determination that the Plan is a qualified plan under
       Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

       The IRS has determined and informed the Company by letter dated August 26, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since it was submitted for consideration. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

       Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) INVESTMENT PROGRAMS:

       Mellon Bank N.A. is Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. Currently, eight Fidelity funds and seven Vanguard funds are offered in addition to the Company Stock Fund. In addition, the Plan holds a temporary investment fund sponsored by Mellon Bank, N.A. for liquidity.


(5) FORFEITURES:

       Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions or used to pay administrative expenses. Forfeitures were $197,461 and $261,315 for the years ended December 31, 2004 and 2003, respectively.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2004           2003
                                                              ------------    ------------
      Net Assets:
           Investment in Master Trust -
           H.J. Heinz Company common stock                     $   311,413     $   132,463



                                                                     Year Ended
                                                                  December 31, 2004
                                                                  -----------------
              Employer contributions                                   $ 273,497
              Net appreciation                                            13,680
              Transfers to participant-directed investments             (107,930)
              Administrative expenses                                       (297)
                                                                     -----------
              Change in Net Assets                                     $ 178,950
                                                                     ===========

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

       The following tables present the Master Trust information for the Plan.



                                                                           December 31, 2004
                                     -----------------------------------------------------------------------------------------------

                                                                  Investment  Income                    Net            SAVER Plan
                                     Fair Value of                                                   Change in       Percentage of
                                     Investment of                                                   The Fair       Interest in the
                                     Master Trust           Dividends            Interest              Value*         Master Trust
                                     ------------          -----------          ----------          ------------    ---------------

  H.J. Heinz Co. ESOP Stock Fund     $110,909,580          $ 3,232,544          $   28,728           $  4,438,009           --

  H.J. Heinz Co. Stock Fund          $ 10,563,067          $   363,400          $    1,834                461,464         100%

  Managed Income Portfolio             21,972,515              874,885                  --                874,885        2.22%

        Magellan Fund                  37,247,199              447,421                  --              2,743,669        8.70%

Retirement Gov't Money Market          76,188,407              740,925                  --                740,925        5.24%

        Overseas Fund                  11,255,200               95,095                  --              1,320,277        4.22%

     Equity-Income Fund                26,079,426            1,196,892                  --              2,361,847        5.88%

        Puritan Fund                   22,835,696            1,344,685                  --              2,003,786        6.62%

   Intermediate Bond Fund              14,981,747              785,505                  --                582,303        6.70%

        OTC Portfolio                  13,101,895              153,888                  --              7,653,548        6.07%

Fixed Income Securities Fund           15,678,496              990,584                  --              1,299,542        7.29%

       Wellington Fund                 13,839,961              759,567                  --              1,300,306        5.19%

       Windsor II Fund                 21,644,963              389,039                  --              3,122,873        4.63%

  Institutional Index Fund             23,944,332              445,378                  --              2,495,016        3.57%

      U.S. Growth Fund                 10,112,548               50,478                  --                755,079        7.68%

        Explorer Fund                  18,656,911               18,428                  --              1,942,177        4.65%

  International Growth Fund             9,322,341              168,103                  --              1,277,820        2.20%

    Del Monte Stock Fund                       --                   --               9,079             (2,625,477)          --
                                     ------------          -----------          ----------           ------------
     Total Master Trust              $458,334,284          $12,056,817          $   39,641           $ 32,748,049        9.69%
                                     ============          ===========          ==========           ============



*  Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST (CONTINUED):


                                                                           December 31, 2003
                                     -----------------------------------------------------------------------------------------------
                                                                                                        Net             SAVER Plan
                                     Fair Value of               Investment Income                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $ 19,299,416          $   557,071          $    3,947          ($   527,623)        99.81%

  Managed Income Portfolio             21,605,382                   --           1,010,691             3,124,109          3.29%

        Magellan Fund                  50,046,968              411,295                  --             7,853,336         11.95%

Retirement Gov't Money Market          90,868,284                   --             740,522              (193,120)        33.79%

        Overseas Fund                  12,053,161              117,525                  --             4,641,847          7.31%

     Equity-Income Fund                30,250,916              986,430                  --             7,451,730          9.09%

        Puritan Fund                   26,778,223            1,058,520                  --             4,887,810         10.29%

   Intermediate Bond Fund              21,102,860            1,261,555                  --                12,286          9.54%

        OTC Portfolio                  18,202,149                   --                  --             6,405,328         10.86%

Fixed Income Securities Fund           19,869,437            1,337,627                  --              (360,550)        10.47%

       Wellington Fund                 12,930,692              336,582                  --             2,723,101          7.07%

       Windsor II Fund                 17,579,113              345,080                  --             5,853,363          8.00%

  Institutional Index Fund             26,661,653              380,311                  --             9,215,530          5.95%

      U.S. Growth Fund                 12,362,364               59,605                  --             3,359,317         11.49%

        Explorer Fund                  20,369,189                   --                  --            10,541,521          7.46%

  International Growth Fund             5,701,466               80,335                  --             2,064,150          4.34%

      Del Monte Stock Fund             18,194,543                   --               4,990             3,686,909         15.07%
                                     ------------          -----------          ----------          ------------
     Total Master Trust              $423,875,816          $ 6,931,936          $1,760,150           $70,739,044         18.62%
                                     ============          ===========          ==========          ============

*  Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(8)  PLAN AMENDMENTS, ACQUISITIONS AND OTHER:

       During 2004, Del Monte Foods participant balances of $30.6 million were transferred from the Plan to a separate Del Monte Trust. These participant accounts were being administered as part of the transition Services Agreement between the two companies after the spin-off of certain of the Company's businesses to the Del Monte Foods Company. In addition, approximately $7.1 million was transferred to the Impress USA 401k Plan for former Heinz employees.


(9)  SUBSEQUENT EVENTS:

       During 2005, the Board approved the merger of the participant balances of hourly employees of the H. J. Heinz Company Foodservice Plan into the Plan. The transfer will occur in stages in January 2005 and ending in July 2005.

(10) RELATED PARTY TRANSACTIONS

       The temporary investment fund is managed by Mellon Bank N.A., the trustee of the Plan as of December 31, 2004 and for the year then ended. Therefore, these transitions qualify as party-in-interest transactions.

       Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 107,730 shares of Company stock at a cost of $3,985,964 and sold 114,691 shares of Company stock for $4,174,718 during Plan year 2004. The Plan received $363,400 in dividends during the 2004 Plan year.


(11) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

                                                                 2004
       Net assets available for benefits per the financial
         statements                                           $45,199,977
       Amounts allocated to withdrawing participants             (217,193)
                                                              -----------
       Net assets available for benefits per the Form 5500    $44,982,784
                                                              -----------

       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

                                                                 2004
       Benefits paid to participants per the financial
         statements                                           $ 5,405,822

       Add: Amounts allocated to withdrawing participants
         at December 31, 2004                                     217,193
                                                              -----------
Benefits paid to participants per Form 5500                   $ 5,623,015
                                                              -----------

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

                         H. J. HEINZ COMPANY EMPLOYEES
                                   SAVER PLAN

                          EIN: 25 - 0542520  PLAN 011
    SCHEDULE H, LINE 4i ---- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2004


                                                     (c) Description of investment including
               (b) Identity of issue, borrower,          maturity date, rate of interest,                    (e) Current
    (a)            lessor, or similar party              collateral, par or maturity value       (d) Cost        Value
    ---        --------------------------------      ----------------------------------------    --------    -----------
     *               H. J. Heinz Company             Master Trust                                      --    $44,399,600

     *               Participant Loans               Participant Loans                                 --        $22,464
                                                     Interest Rates, 5.5% - 11.0%


* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

         Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


23. The consent of Independent Registered Public Accounting Firm dated June 24, 2005 is filed herein.








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